June 25, 2021

VIA EDGAR

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Officer

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Mr. Ellington:

In a telephone conversation you requested follow up information related to extraordinary expenses for the AmericaFirst Quantitative Funds (the "Registrant").  Please find below a summary of your comment and the Registrant's response, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment.  Please provide a summary of dollar amounts and the nature of the items that compose extraordinary expenses in the annual reports for the fiscal years 2016 through 2020 for the funds of the Registrant.

Response:  Please refer to the attached table that provides a summary of the nature of the items that compose extraordinary expenses in the annual reports for the fiscal years 2016 through 2020.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

Parker Bridgeport